BARFRESH FOOD GROUP, INC.

8530 Wilshire Boulevard, Suite 450

Beverly Hills, CA 90211

May 7, 2015

VIA EDGAR CORRESPONDENCE

H. Roger Schwall, Assistant Director

Paul Monsour, Staff Attorney

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Barfresh Food Group, Inc.
Registration Statement on Form S-1
Filed April 10, 2015 and amended May 7, 2015
File No. 333-203340 (the “Registration Statement”)

Dear Messrs. Schwall and Monsour:

Pursuant to Rule 460 and Rule 461 under the Securities Act of 1933, as amended, Barfresh Food Group, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern time, on Monday, May 11, 2015, or as soon thereafter as practicable.

The Company acknowledges that:

●	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BARFRESH FOOD GROUP, INC.,

a Delaware corporation

/s/ Riccardo Delle Coste

By: Riccardo Delle Coste
Its: Chief Executive Officer and Chairman